# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001193125-17-090885
Filed by CIK 0001468174
Persons authorized to receive notices and communications: Margaret C. Egan, Esq., Hyatt Hotels Corporation, 150 North Riverside Plaza, Chicago, Illinois (IL), 60606, (312) 750-1234

## Reporting persons
- Hyatt Hotels Corporation (CIK 0001468174): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- AIC Holding Co. (CIK 0001701356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- Hyatt International Corporation (CIK 0000313137): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- Hyatt International Holdings Co. (CIK 0001701349): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- HI Holdings Playa B.V. (CIK 0001700878): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 21, 2017 (the "Statement"), relating to the Ordinary Shares, (euro)0.10 par value per share (the "Ordinary Shares") of Playa Hotels & Resorts N.V. (f/k/a Porto Holdco, B.V.), a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 2. Identity and Background
Name of person filing:
Items (a) through (c) of Item 2 of the Statement are amended and restated in their entirety as follows:

This Schedule 13D is filed jointly on behalf of Hyatt Hotels Corporation, a Delaware corporation ("Hyatt"), AIC Holdings Co., a Delaware corporation and wholly owned subsidiary of Hyatt ("AIC"), Hyatt International Corporation, a Delaware corporation and wholly owned subsidiary of AIC ("HIC"), Hyatt International Holdings Co., a Delaware corporation and wholly owned subsidiary of HIC ("HIHO"), and HI Holdings Playa B.V., company incorporated under the laws of the Netherlands and wholly owned subsidiary of HIHO ("HI Holdings", and together with Hyatt, AIC, HIC and HIHO, the "Reporting Persons").
Residence or business address:
The address of the principal business office and principal office of Hyatt, AIC, HIC and HIHO is 150 North Riverside Plaza, Chicago, IL, 60606. The address of the principal business office and principal office of HI Holdings is Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands.

The principal business of Hyatt includes management and hotel services, licensing of its portfolio of brands to franchisees, owned and leased hotel operations, and distribution and destination management services; and its portfolio of properties consists of full-service hotels and resorts, select service hotels, all-inclusive resorts, and other properties, including timeshare, fractional, and other forms of residential and vacation units. Each of AIC, HIC, and HIHO are holding companies. The principal business of HI Holdings is holding the Ordinary Shares and activities incidental to holding the Ordinary Shares.
Present principal occupation or employment: The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Hyatt, AIC, HIC, and HIHO and each managing director of HI Holdings are set forth on Schedule A hereto and incorporated herein by reference. HI Holdings does not have any executive officers.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is amended and supplemented by adding the following:

Exclusivity Agreement & Exploration of Strategic Alternatives

On December 20, 2024, Hyatt entered into an exclusivity agreement (the "Exclusivity Agreement") with the Issuer, which grants the Reporting Persons a 45-day period during which the Issuer agreed, among other matters, not to, directly or indirectly, initiate, solicit, participate in negotiations with or furnish any confidential information to any person other than the Reporting Persons in connection with, or approve or enter into any agreement relating to, any proposal or offer relating to, or that would reasonably be expect to lead to, a transaction involving (a) a disposition of all or a material portion of the assets or business of the Issuer, (b) issuance or sale of any equity interests of the Issuer (subject to customary exceptions) or (c) any merger, exchange or similar business combination transaction involving the Issuer.

In connection with their entry into the Exclusivity Agreement, the Reporting Persons have discussed and explored, and expect to continue to discuss and explore, various potential strategic alternatives with respect to their investment in the Issuer. The Reporting Persons currently intend to submit a proposal (which could also lead to one or more subsequent revised or different proposals) that could result in the Reporting Persons and/or their affiliates acquiring some, all or substantially all of the assets of the Issuer or all or substantially all of the outstanding capital stock of the Issuer, which would result in a delisting and deregistration of the Ordinary Shares (referred to herein as a "Delisting"). The Reporting Persons may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of Ordinary Shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of the Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that may lead to a sale of some or all of the assets or business of the Issuer, a Delisting; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that the Reporting Persons will make any such proposal or explore any such other strategic alternatives, and if any such proposal is made or any such other strategic alternative explored, the Reporting Persons can provide no assurances that they will successfully consummate any proposed transaction.

In accordance with the terms of the NDA (as defined below), the Reporting Persons have engaged and intend to continue to engage in communications, discussions and negotiations with members of management and members of the board of directors (the "Board") of the Issuer, and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; and other relevant parties, regarding the various strategic alternatives that may from time to time be under consideration by the Reporting Persons and/or their affiliates.

To facilitate their consideration of such matters, the Reporting Persons have retained, and may in the future retain, consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons regarding the exploration of strategic alternatives regarding the Issuer, among other matters, pursuant to appropriate confidentiality or similar obligations or agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Confidentiality & Non-Disclosure Agreement

To facilitate their consideration of the matters described above, the Reporting Persons have entered into a Confidentiality and Non-Disclosure Agreement with the Issuer (the "NDA"), pursuant to which, among other things, the Reporting Persons have agreed not to furnish certain confidential information of the Issuer to any person other than the Reporting Persons, their affiliates and certain of their representatives. Further pursuant to the terms of the NDA, the Reporting Persons have agreed that until August 22, 2025, among other things and subject to certain exceptions (including if pursuant to the request or approval of the Issuer), the Reporting Persons will not acquire any securities of the Issuer.

General

The Reporting Persons acquired the securities described herein for investment purposes and, in addition to the more specific analysis set forth above, intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's management, business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Exclusivity Agreement and the NDA, in addition to the matters discussed above, the Reporting Persons, at any time and from time to time may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) in Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 121,554,617 Ordinary Shares outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

Amount beneficially owned: 12,143,621

Percent of class: 9.9%

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 12,143,621

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 12,143,621

The Ordinary Shares reported herein are held of record by HI Holdings, which is a wholly owned subsidiary of Hyatt International Holdings Co., which is a wholly owned subsidiary of Hyatt International Corporation, which is a wholly owned subsidiary of AIC Holding Co., which is a wholly owned subsidiary of Hyatt Hotels Corporation. Each of Hyatt Hotels Corporation, AIC Holding Co., Hyatt International Corporation and Hyatt International Holdings Co. may be deemed to share beneficial ownership of the securities reported herein.

The amount of securities disclosed excludes 237,110 Ordinary Shares issuable upon exercise of warrants (the "Earnout Warrants"), which expired pursuant to the terms of the Earnout Warrants on March 11, 2022.
Number of shares as to which each person has sole or shared power to vote or dispose: See above.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is amended and supplemented as follows:

The Shareholder Agreement expired pursuant to its terms on March 10, 2022.

Except as set forth herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other Related Persons, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule A

## Signatures
- Hyatt Hotels Corporation: /s/ Margaret C. Egan, Margaret C. Egan/Executive Vice President, General Counsel and Secretary (12/23/2024)
- AIC Holding Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (12/23/2024)
- Hyatt International Corporation: /s/ Margaret C. Egan, Margaret C. Egan/Executive Vice President and Secretary (12/23/2024)
- Hyatt International Holdings Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (12/23/2024)
- HI Holdings Playa B.V.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (12/23/2024)